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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number: 0-30150

Buffalo Gold Ltd.

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(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated November 28, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2007	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

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24TH Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca

Trading Symbol:

TSXV  – BUF.U

OTC\BB – BYBUF

FWB  – B4K

KINBAURI INCREASES RESOURCES AT EL VALLE/CARLOS, NW SPAIN

Indicated resources increase by 250,618 ounces Au, 12,565 tonnes of Cu

 Inferred resources increase 255,962 ounces Au, 11,999 tonnes of Cu

Vancouver, B.C., November 28th, 2007 – Buffalo Gold Ltd. (TSX-V: BUF; OTC-BB: BYBUF; FWB: B4K, “Buffalo”, or “the Company”) is pleased to announce that Kinbauri Gold Corp. (TSX-V: KNB, “Kinbauri”) has received an updated NI 43-101 compliant resource estimate for the Area 107 (“107”) and Black Skarn North (“BSN”) deposits at the El Valle Project in northwest Spain.  With the update, the new total resources for the property stand at:

●

Measured and Indicated:

727,618 ounces gold (4,171,159 t at 5.4g Au/t) plus

84.8 million pounds copper (3,920,159 t at 1.0% Cu).

●

Inferred:

1,100,962 ounces gold (4,847,119 t at 7.1g Au/t) plus

51.9 pounds copper (4,208,119 t at 0.6% Cu).

Buffalo holds a 25.4% strategic interest in Kinbauri as part of the Company’s on-going strategy of aggressively adding value through investing in or acquiring projects and companies that offer considerable growth potential. (See Buffalo news release July 4th, 2007.)

In the news release issued earlier today, Kinbauri reported:

“…Resources for 107 and BSN now stand as follows:

Indicated
Area	Tonnes	Gold (g/t)	Copper (%)	Ounces Gold	Tonnes Copper	Gold cut-off (g/t)
BSN	1,194,353	3.74	0.75	143,677	8,933	2.6
107	382,806	8.69	0.95	106,940	3,632	3.5
BSN + 107	1,577,159	4.94	0.80	250,618	12,565

Inferred
BSN	1,697,964	3.92	0.50	213,931	8,548	2.6
107	1,348,155	10.54	0.63	457,031	8,451	3.5
BSN + 107	3,046,119	6.85	0.56	670,962	16,999

This resource up-date was prepared by Mr. A. C. Noble, P.E. of ORE, a qualified person as defined by N.I. 43-101.  Inverse distance power was utilized for estimating resources within geologically defined wire-frame solids.  The up-date represents an increase of 250,618 ounces of gold and 12,565 tonnes of copper (1,577,159 tonnes at 5.0g Au/t and 0.8% Cu) indicated resources and 255,962 ounces of gold and 11,999 tonnes of copper (1,688,119t at 4.2g Au/t and 2,601,119t at 0.5% Cu) inferred resources from the previous N.I. 43-101 estimate prepared by ORE on March 21st, 2007.  Full documentation for the up-date will be filed on Sedar during the next month.  Most zones at El Valle and Carles, including Area 208, East Breccia, El Valle Fault, Charnella South, Monica and High Angle 1 and 2 are open.  Zones 107 and BSN are open to the west and at depth.  Underground exploration drilling is planned for 107, BSN, Area 208 and East Breccia in 2008 to expand resources in these areas…”

For full text of the news release please refer to the Kinbauri Gold Corp. news release dated today, November 28th, 2007.

About Kinbauri Gold Corp.

Kinbauri is a TSXV – Tier 1 mineral exploration company focused on the development of mineral properties, primarily precious metal prospects in northwestern Spain, Nevada and Canada.  Its immediate focus is to upgrade resources to reserves at the El Valle property in Asturias, Spain in order to start operations at the mine and mill complex there.  It currently has 43,538,320 common shares issued and outstanding; 67,056,236, fully diluted.  For additional details on the company, please see the website www.kinbauri-gold.com.

About Buffalo Gold Corp.

Buffalo's management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management. The Company operates the Furtei gold mine in Sardinia, and is actively acquiring and advancing other gold resources to create producing assets. To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Brian R. McEwen”

Brian R. McEwen

President and CEO

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

FORWARD-LOOKING STATEMENTS

STATEMENTS INCLUDED HERE, WHICH ARE NOT HISTORICAL IN NATURE, ARE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, INCLUDING WITHOUT LIMITATION, STATEMENTS AS TO MANAGEMENT'S BELIEFS, STRATEGIES, PLANS, EXPECTATIONS OR OPINIONS IN CONNECTION WITH THE COMPANY'S PERFORMANCE, WHICH ARE BASED ON A NUMBER OF ASSUMPTIONS CONCERNING FUTURE CONDITIONS THAT MAY ULTIMATELY PROVE TO BE INACCURATE AND MAY DIFFER MATERIALLY FROM ACTUAL FUTURE EVENTS OR RESULTS. READERS ARE REFERRED TO THE DOCUMENTS FILED BY THE COMPANY WITH THE PERTINENT SECURITY EXCHANGE COMMISSIONS, SPECIFICALLY THE MOST RECENT QUARTERLY REPORTS, ANNUAL REPORT AND MATERIAL CHANGE REPORTS, EACH AS IT MAY BE AMENDED FROM TIME TO TIME, WHICH IDENTIFY IMPORTANT RISK FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

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